FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA executes definitive agreement to sell stake in Red de Carreteras de Occidente (RCO)

Mexico City, June 20, 2013 - Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, announced the signing of a definitive agreement to sell its 18.7% stake in Red de Carreteras de Occidente, S.A.B. de C.V. (RCO), the concessionaire for approximately 760 km of highways in Mexico to funds managed by Goldman Sachs.

ICA expects to receive Ps. 5,073 million for its investment and to continue operating the highways. The transaction completes an asset recycling process initiated in 2012.

The transaction is subject to customary closing conditions and approval by the Ministry of Communications and Transportation and the Federal Competition Commission.

Alonso Quintana, ICA’s CEO, said, “The sale of ICA’s investment in RCO is a clear example of our strategy of selective recycling of capital in our asset portfolio and creating value for ICA’s shareholders. The proceeds are expected to be used to pay short-term corporate debt that was used to accelerate the completion of projects, as well as to complete funding the equity commitments for the new concessioned projects. We are significantly strengthening our financial position.”

Conference Call Invitation

ICA management will hold a conference call today, Thursday June 20, at 11:00 am Eastern Time (10:00 am Mexico City time) to provide additional information and background regarding this announcement. To participate, please dial toll-free 855-370-4217 from the U.S. or +1-559-549-9841 internationally. The conference ID is 99406679. A replay will be available until June 27, 2013 by calling toll-free 855-859-2056 from the U.S. or +1-404-537-3406 internationally, again using conference ID 99406679.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx/ir.

For more information contact:
Iga Wolska iga.wolska@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3696	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2013
Empresas ICA, S.A.B. de C.V.
/s/ ALONSO QUINTANA KAWAGE
Name: Alonso Quintana Kawage
Title: Chief Executive Officer